
PRICING SUPPLEMENT DATED JUNE 27, 2003                                                  Rule 424(b)(3)
--------------------------------------                                                  File No. 333-105098
(To Prospectus Supplement and Prospectus dated June 3, 2003)
Pricing Supplement Number: 2323


                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series B
                  Due Nine Months or More from Date of Issue

              5% Callable Notes Linked to the Nasdaq-100 Index(R)
                                 (the "Notes")
                                  ----------

          The Notes are part of a series of senior debt securities entitled "Medium-Term Notes, Series B" as more fully described in the attached Prospectus (which term includes the attached Prospectus Supplement). Information included in this Pricing Supplement supercedes information in the Prospectus to the extent it is different from the information included in the Prospectus.

          References in this Pricing Supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

          Investing in the Notes involves risks that are described in the "Risk Factors" section of this Pricing Supplement and the accompanying Prospectus Supplement.


Aggregate principal amount...................     $2,000,000

Stated Maturity Date.........................     June 27, 2005

Issue Price..................................     $1,000 per Note

Original Issue Date..........................     July 3, 2003

Interest Rate................................     5% per annum on the principal amount of each Note, payable quarterly in arrears.

Interest Payment Dates.......................     The 27th of each March, June, September and December, commencing on September 27, 2003 and ending on the maturity date.  If any
                                                  Interest Payment Date is not a Business Day, any payment due on such Interest Payment Date will be made on the immediately succeeding Business Day and no additional interest will accrue as a result of the delayed payment.  Interest will be paid to the persons in whose names the Notes are registered at the close of business on the fifteenth calendar day preceding the related
                                                  Interest Payment Date, whether or not such fifteenth calendar day is a Business Day.

Multiplier...................................     The Multiplier for the Notes equals 0.829703. The Multiplier was set on June 27, 2003, the date the Notes were priced for initial sale to the public (the "Pricing Date"), so that the product of the closing value of the Nasdaq-100 Index (the "Index") and the
                                                  Multiplier equaled 1,000, which is the original issue price per
                                                  Note.

Call Option..................................     We may call the Notes on any scheduled Business Day beginning on
                                                  June 28, 2004, through and including the maturity date (the day on which the call occurs, if any, being the "Call Date") by giving notice to the Trustee of the Notes at least ten Business Days prior to the Call Date.  The notice to the Trustee will specify the Call Date, Call Price and amount of interest payable on the
                                                  Call Date. The Trustee will provide notice of the call election to the registered holders of the Notes, specifying the Call Date,
                                                  Call Price and amount of interest payable on the Call Date. If we elect to exercise



Nasdaq-100(R), Nasdaq-100 Index(R), and Nasdaq(R), are trade or service marks of The Nasdaq Stock Market, Inc. and are licensed for use by Merrill
Lynch & Co., Inc.


                                     P-1




                                                  our call option, the Call Price will be disclosed to the Depository Trust
                                                  Company ("DTC"), or its nominee, while the Notes are held by DTC as depositary.
                                                  So long as DTC, or its nominee, is the registered holder of the Notes, notice of our election to exercise the call option will be forwarded as described in the section entitled "Book-Entry Notes" in the accompanying prospectus supplement.

                                                  The Call Price will be determined based upon the applicable Call Date. The "Call
                                                  Price" on any Call Date is the amount of cash, per Note, that when discounted from the Call Date to the original issue date by a discount factor based on an annual yield to call of 9% and when added to the present value of all interest payments made through and including the applicable Call Date discounted to the original issue date by that same discount factor, will equal the original issue price. The yield to call represents the interest rate per year used in determining the present values, discounted to the original issue date, of all payments made or to be made on the Notes, including the Call Price and all interest payments, such that the sum of these present values is equal to the original issue price. The present values of the interest payments made on the
                                                  Notes will be calculated assuming each payment is made on the calendar day scheduled for that payment, without regard to whether that day is a Business
                                                  Day.

                                                  The Call Price will equal $1,037.7769 per Note if we call the Notes on June 28,
                                                  2004, the first date the Notes may be called, and $1,079.4002 per Note if we call the Notes on June 27, 2005, the last date the Notes may be called. For a list of month-end, midmonth, first and last Call Prices from June 28, 2004 through the stated maturity date, please see the section entitled "Call Prices"
                                                  in this Pricing Supplement; and for an example of the Call Price calculation, please see Annex A to this Pricing Supplement. The Call Price does not include the amount of unpaid interest accrued to but excluding the Call Date; however, on the Call Date you will receive an amount equal to the Call Price plus any accrued and unpaid interest to but excluding the Call Date (the "Final Amount").

Amount Payable at Maturity...................     If we have not called the Notes on or prior to the stated maturity date, for each Note that you own at maturity, in addition to accrued and unpaid interest, you will receive a cash payment equal to the product of (i) the Multiplier and (ii) the Ending Value.

Ending Value.................................     The "Ending Value" will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing values of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five
                                                  Calculation Days during the Calculation Period, then the Ending
                                                  Value will equal the average, arithmetic mean, of the closing values of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending
                                                  Value will equal the closing value of the Index on that
                                                  Calculation Day. If no Calculation Days occur during the
                                                  Calculation Period, then the Ending Value will equal the closing value of the Index determined on the last scheduled Index Business
                                                  Day in the Calculation Period, regardless of the occurrence of a
                                                  Market Disruption Event on that Index Business Day.

The Index....................................     The Nasdaq-100 Index is a modified capitalization-weighted index of 100 of the largest stocks of non-financial companies listed on the Nasdaq National Market tier of The Nasdaq Stock Market.  The

                                                               P-2




                                                  Index is currently calculated and published by The Nasdaq Stock
                                                  Market, Inc. (the "Nasdaq"(R)).  As of May 31, 2003, the major industry groups covered in the Index (listed according to their respective capitalization in the Index) were as follows: computer and office equipment (29.26%), computer software/services
                                                  (27.72%), telecommunications (13.23%), biotechnology (11.69%), retail/wholesale trade (7.78%), health care (4.22%), services
                                                  (3.14%), manufacturing (1.97%) and transportation (0.99%).  The identity and capitalization weightings of the five largest companies represented in the Index as of June 26, 2003 were as follows: Microsoft Corporation (10.10%), Intel Corporation
                                                  (5.00%), Cisco Systems, Inc. (4.56%), Amgen Inc. (4.23%) and
                                                  QUALCOMM Incorporated (3.68%).  Current information regarding the market value of the Index is available from the Nasdaq as well as numerous market information services. The Index is determined, comprised and calculated by the Nasdaq without regard to the Notes.

                                                  Please note that an investment in the Notes does not entitle you to any ownership interest in the stocks of the companies included in the Index or the value of any dividends paid on those stocks.

Business Day.................................     "Business Day" means, with respect to any day on which a payment of interest is to be made, any day other than a Saturday or
                                                  Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York; provided, however, for all other purposes shall also be a day on which the
                                                  New York Stock Exchange, the American Stock Exchange and the
                                                  Nasdaq Stock Market are open for trading.

Index Business Day...........................     "Index Business Day" means a day on which the New York Stock
                                                  Exchange, the American Stock Exchange and the Nasdaq Stock Market
                                                  are open for trading and the Index or any successor index is calculated and published.

Calculation Period...........................     "Calculation Period" means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

Calculation Day..............................     "Calculation Day" means any Index Business Day during the
                                                  Calculation Period on which a Market Disruption Event has not occurred.

CUSIP number.................................     59018Y RK 9

ISIN.........................................     US59018YRK90

Common Code..................................     017210254

Form of Notes................................     Book-entry.

Denominations................................     We will issue and sell the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Day Count Convention.........................     30/360

Trustee......................................     JPMorgan Chase Bank.

Calculation Agent............................     Merrill Lynch, Pierce, Fenner & Smith Incorporated

                                                  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, absent manifest error, will be conclusive for all purposes and binding on ML&Co. and beneficial owners of the Notes.

                                                               P-3-




                                                  All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or
                                                  .09876545) would be rounded to 9.87655% (or .0987655). All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Underwriting Discount........................     1% of the aggregate principal amount.  MLPF&S will offer the Notes through an affiliate to one or more dealers for resale to
                                                  investors and may allow a discount or pay a commission of up to 1%
                                                  to such dealers.

Proceeds to ML&Co............................     99% of the aggregate principal amount.


                                 RISK FACTORS

          Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks before you decide that an investment in the Notes is suitable for you.


Your investment may result in a loss

          The Notes do not provide for a minimum repayment of the principal amount at maturity. If we do not elect to exercise our call option on or prior to the stated maturity date, for each Note you own at stated maturity, you will receive a cash payment equal to the product of the Multiplier and the Ending Value. Because the value of the Index is subject to market fluctuations, the amount you receive at maturity may be more or less than the principal amount of your Notes. The value of the Notes may decline, and that decline could be substantial. If you purchase your Notes in the initial distribution, and if, at maturity, the value of the Index has declined from its closing value on the Pricing Date, your investment in the Notes will result in a loss to you of part or all of your initial investment.


The Notes are subject to being called at our option

          We may call all of the Notes on any scheduled Business Day beginning June 28, 2004 to and including the maturity date. In the event that we elect to call the Notes, you will receive only the Call Price and any accrued and unpaid interest to but excluding the Call Date. Because of our ability to call the Notes, you should not expect to obtain a total annualized yield of more than 9% on the original issue price of the Notes.


Your yield may be lower than the yield on other standard debt securities of comparable maturity

          The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike standard senior non-callable debt securities, the Notes do not guarantee the return of a principal amount at maturity.

Your return is limited and will not reflect the return of owning the stocks included in the Index

          You should understand that the opportunity to participate in the possible increases in the value of the Index through an investment in the Notes is limited. As stated above, because the Notes may be called at our option, the annualized yield on the Notes is not expected to exceed 9%. However, in the event that the value of the Index declines over the term of the Notes, you will realize the entire decline and will lose a part or all of your initial investment.

          In addition, your return will not reflect the return you would realize if you actually owned the stocks underlying the Index and received the dividends paid on those stocks because the value of the Index is calculated by reference to the prices of the common stocks included in the Index without taking into consideration the value of dividends paid on those stocks.

A trading market for the Notes is not expected to develop

          The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate, MLPF&S has indicated that it expects to bid for Notes offered for sale to it by Note holders, it is not required to do so and may cease making such bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until maturity.

Many factors affect the value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

          The value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the value of the Notes caused by another factor. For example, a change in the volatility of the Index may offset some or all of any increase in the value of the Notes attributable to another factor, such as an increase in the value of the Index. In addition, an increase in interest rates may offset other factors that would otherwise increase the value of the Index, and therefore, may decrease the value of the Notes. The following paragraphs describe the expected impact on the value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

          The value of the Index is expected to affect the value of the Notes. We expect that the value of the Notes will depend substantially on the amount, if any, by which the value of the Index exceeds or does not exceed the closing value of the Index on the Pricing Date. If you choose to sell your Notes when the value of the Index exceeds its closing value on the Pricing Date, you may receive substantially less than the amount that would be payable at maturity based on this value because of the expectation that the Index will continue to fluctuate until the Ending Value is determined.

          Changes in the volatility of the Index are expected to affect the value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the value of the Notes may be adversely affected.

          Changes in the levels of interest rates are expected to affect the value of the Notes. We expect that changes in interest rates, even if they do not affect the value of the Index as described above, may affect the value of the Notes and, depending upon other factors (such as the then current value of the Index, the magnitude of the changes in interest rates and the time remaining to the maturity of the Notes), such changes may be adverse to holders of the Notes.

          As the time remaining to maturity of the Notes decreases, the "time premium or discount" associated with the Notes will decrease. We anticipate that before their maturity, the Notes may have a value above or below that which would be expected based on the level of interest rates and the value of the Index. This difference will reflect a "time premium or discount" due to expectations concerning the value of the Index during the period before the stated maturity of the Notes. As the time remaining to maturity decreases, any discount or premium attributed to the value of the Notes will diminish, increasing or decreasing the value of the Notes.

          Changes in dividend yields of the stocks included in the Index are expected to affect the value of the Notes. In general, if dividend yields on the stocks included in the Index increase, we expect that the value of the Notes will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the value of the Notes will increase.

          Changes in our credit ratings may affect the value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the value of the Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

          In general, assuming all relevant factors are held constant, we expect that the effect on the value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

          New York State law governs the 1993 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

          While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

          We and our affiliates may from time to time buy or sell the stocks underlying the Index or futures or options contracts on the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Index in a manner that could be adverse to your investment in the Notes.

Potential conflicts of interest could arise

          Our subsidiary, MLPF&S, is our agent for the purposes of calculating any and all amounts payable on the Notes. Under certain circumstances, MLPF&S' role as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the Index. See the sections entitled "Adjustments to the Index; Market Disruption Events" and "Discontinuance of the Index" in this Pricing Supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

          We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

          ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, the companies included in the Index or providing advisory services to the companies included in the Index, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to the companies included in the Index and, in addition, one or more affiliates of ML&Co. may publish research reports about the companies included in the Index. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the companies included in the Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain


          You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled "United States Federal Income Taxation" in this Pricing Supplement.

                                  CALL PRICES

          The following table sets forth the month-end, midmonth, first and last Call Prices for a Note from June 28, 2004 through June 27, 2005, the stated maturity date. For an example of the Call Price calculation, see Annex A to this Pricing Supplement. If we elect to exercise our call option, the Call Price will be disclosed in the notice delivered to DTC in connection with our call of the Notes.




                                                                             Interest Payable on
                                                         Call Price per         Call Date per      Final Amount per
Call Date                                                     Note                  Note                 Note
---------                                                --------------      -------------------   ----------------

June 28, 2004 (first Call Date)....................        $1,037.7769              $0.1389           $1,037.9158
June 30, 2004......................................        $1,037.9961              $0.4167           $1,038.4128
July 15, 2004......................................        $1,039.6482              $2.5000           $1,042.1482
July 30, 2004......................................        $1,041.3136              $4.5833           $1,045.8970
August 16, 2004....................................        $1,043.1050              $6.8056           $1,049.9106
August 31, 2004....................................        $1,044.7984              $8.8889           $1,053.6873
September 15, 2004.................................        $1,046.3912             $10.8333           $1,057.2245
September 30, 2004.................................        $1,048.1019              $0.4167           $1,048.5186
October 15, 2004...................................        $1,049.7903              $2.5000           $1,052.2903
October 29, 2004...................................        $1,051.3783              $4.4444           $1,055.8228
November 15, 2004..................................        $1,053.2078              $6.6667           $1,059.8745
November 30, 2004..................................        $1,054.9370              $8.7500           $1,063.6870
December 15, 2004..................................        $1,056.6800             $10.8333           $1,067.5133
December 31, 2004..................................        $1,058.5423              $0.5556           $1,059.0979
January 18, 2005...................................        $1,060.5000              $2.9167           $1,063.4167
January 31, 2005...................................        $1,062.0089              $4.7222           $1,066.7312
February 15, 2005..................................        $1,063.6455              $6.6667           $1,070.3122
February 28, 2005..................................        $1,065.1759              $8.4722           $1,073.6481
March 15, 2005.....................................        $1,067.1929             $10.8333           $1,078.0262
March 31, 2005.....................................        $1,069.0956              $0.5556           $1,069.6512
April 15, 2005.....................................        $1,070.7419              $2.5000           $1,073.2419
April 29, 2005.....................................        $1,072.4004              $4.4444           $1,076.8448
May 16, 2005.......................................        $1,074.4304              $6.8056           $1,081.2359
May 31, 2005.......................................        $1,076.2365              $8.8889           $1,085.1254
June 15, 2005......................................        $1,077.9348             $10.8333           $1,088.7681
June 27, 2005 (stated maturity date)...............        $1,079.4002             $12.5000           $1,091.9002


                       HYPOTHETICAL RETURNS AT MATURITY


         The following table illustrates, for a range of hypothetical closing values of the Index at maturity:

          o the product of the hypothetical closing value of the Index at maturity and the Multiplier,

          o the percentage change in the value of the Index from the Pricing Date to the maturity date,

          o the amount payable on the Notes, including the payment of accrued and unpaid interest on the maturity date,

          o    the total annualized yield on the Notes at maturity, and

          o the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 0.14% per annum, as more fully described below.

         This table assumes that the Notes have not been called prior to the maturity date and will be called by ML&Co. on the maturity date if the total annualized yield on the Notes would otherwise be greater than 9% at maturity.



                                               Percentage
                          The product        change in the
                      of the hypothetical    closing value                                                Pretax annualized
    Hypothetical        closing value of      of the Index           Amount           Total annualized     rate of return
      closing              the Index              from             payable on           yield on the        on the stocks
 value of the Index     at maturity and           the              the Notes               Notes           included in the
    at maturity          the Multiplier       Pricing Date       at maturity(1)        at maturity(2)         Index(3)
 ------------------  ---------------------   --------------      --------------       ----------------    -----------------

      241.05                  200.00              -80%               $212.5000            -49.38%              -55.35%
      361.58                  300.00              -70%               $312.5000            -39.71%              -45.29%
      482.10                  400.00              -60%               $412.5000            -31.43%              -36.80%
      602.63                  500.00              -50%               $512.5000            -24.08%              -29.31%
      723.15                  600.00              -40%               $612.5000            -17.40%              -22.53%
      843.68                  700.00              -30%               $712.5000            -11.23%              -16.29%
      964.20                  800.00              -20%               $812.5000             -5.47%              -10.48%
    1,084.73                  900.00              -10%               $912.5000             -0.04%               -5.02%
    1,205.25(4)             1,000.00(5)             0%             $1,012.5000              5.09%                0.14%
    1,325.78                1,100.00               10%             $1,091.9002              9.00%                5.06%
    1,446.30                1,200.00               20%             $1,091.9002              9.00%                9.75%
    1,566.83                1,300.00               30%             $1,091.9002              9.00%               14.26%
    1,687.35                1,400.00               40%             $1,091.9002              9.00%               18.60%
    1,807.88                1,500.00               50%             $1,091.9002              9.00%               22.78%
    1,928.40                1,600.00               60%             $1,091.9002              9.00%               26.83%
    2,048.93                1,700.00               70%             $1,091.9002              9.00%               30.76%
    2,169.45                1,800.00               80%             $1,091.9002              9.00%               34.57%


--------

(1) The amounts specified in this column include payment of accrued and unpaid interest payable on the maturity date.
(2) The total annualized yield at maturity represents the interest rate per year used in determining the present values, discounted to the original issue date, of all payments made or to be made on the Notes, including the Call Price and all interest payments made through and including the applicable Call Date, the sum of these present values being equal to the original issue price. This annualized yield assumes:
    (a) coupon payments are (i) made quarterly on the 27th of each March, June, September and December of each year beginning September 27, 2003, and (ii) reinvested for the remainder of the term of the Notes at the applicable yield listed in this column,
    (b) an investment term from July 3, 2003 to June 27, 2005, and
    (c) computed on the basis of a 360-day year of twelve 30-day months compounded annually.
(3) This rate of return assumes:

    (a) a percentage change in the aggregate price of the stocks that equals the percentage change in the Index on the Pricing Date to the relevant hypothetical average closing value;
    (b) a constant dividend yield of 0.14% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the value of the Index at the end of each quarter assuming this value increases or decreases linearly from the value of the Index on the Pricing Date to the applicable hypothetical average closing value;
    (c) no transaction fees or expenses; and
    (d) an investment term from July 3, 2003 to June 27, 2005.
(4) This was the closing value of the Index on June 27, 2003, the Pricing
    Date.
(5) This is the issue price of the Notes. This value represents the product of the closing value of the Index on the Pricing Date of 1,205.25 and the Multiplier of 0.829703.


                                   THE INDEX


          The Index is a modified market capitalization-weighted index of 100 of the largest stocks of non-financial companies listed on the Nasdaq National Market tier of The Nasdaq Stock Market. The Index was first published in January 1985 and includes companies across a variety of major industry groups. As of May 31, 2003, the major industry groups covered in the Index (listed according to their respective capitalization in the Index) were as follows: computer and office equipment (29.26%), computer software/services (27.72%), telecommunications (13.23%), biotechnology (11.69%), retail/wholesale trade (7.78%), health care (4.22%), services (3.14%), manufacturing (1.97%) and transportation (0.99%). The identity and capitalization weightings of the five largest companies represented in the Index as of June 26, 2003 were as follows: Microsoft Corporation (10.10%), Intel Corporation (5.00%), Cisco Systems, Inc. (4.56%), Amgen Inc. (4.23%) and QUALCOMM Incorporated (3.68%). Current information regarding the market value of the Index is available from the Nasdaq as well as numerous market information services. The Index is determined, comprised and calculated by the Nasdaq without regard to the Notes.

          The Index share weights of the component securities of the Index at any time are based upon the total shares outstanding in each of the 100 Index securities and are additionally subject, in certain cases, to rebalancing. Accordingly, each underlying stock's influence on the value of the Index is directly proportional to the value of its Index share weight.

Computation of the Index

     Underlying Stock Eligibility Criteria and Annual Ranking Review

         Initial Eligibility Criteria

         To be eligible for initial inclusion in the Index, a security must be listed on The Nasdaq Stock Market and meet the following criteria:

          o    the security must be listed on the Nasdaq National Market;

          o    the security must be of a non-financial company;

          o the security may not be issued by an issuer currently in bankruptcy proceedings;

          o the security must have an average daily trading volume on The Nasdaq Stock Market of at least 200,000 shares;

          o if the security is of a foreign issuer (a foreign issuer is determined based on its country of incorporation), it must have listed options or be eligible for listed-options trading;

          o    only one class of security per issuer is allowed;

          o the issuer of the security may not have entered into a definitive agreement or other arrangement which would result in the security no longer being listed on The Nasdaq Stock Market within the next six months;

          o the issuer of the security may not have annual financial statements with an audit opinion which the auditor or the company have indicated cannot be currently relied upon;

          o the security must have "seasoned" on The Nasdaq Stock Market or another recognized market (generally, a company is considered to be seasoned if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered); and

          o if the security would otherwise qualify to be in the top 25% of the securities included in the Index by market capitalization for the six prior consecutive month ends, then a one-year "seasoning" criteria would apply.

          Continued Eligibility Criteria

          In addition, to be eligible for continued inclusion in the Index the following criteria apply:

          o    the security must be listed on the Nasdaq National Market;

          o    the security must be of a non-financial company;

          o the security may not be issued by an issuer currently in bankruptcy proceedings;

          o the security must have an average daily trading volume of at least 200,000 shares;

          o if the security is of a foreign issuer, it must have listed options or be eligible for listed-options trading, as measured annually during the ranking review process;

          o the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the Index at each month end. In the event a company does not meet this criterion for two consecutive month ends, it will be removed from the Index effective after the close of trading on the third Friday of the following month; and

          o the issuer of the security may not have annual financial statements with an audit opinion which the auditor or the company have indicated cannot be currently relied upon.

          These Index eligibility criteria may be revised from time to time by the Nasdaq without regard to the Notes.

          The Index securities are evaluated on an annual basis, except under extraordinary circumstances which may result in an interim evaluation, as follows (such evaluation is referred to herein as the "Ranking Review"). Securities listed on The Nasdaq Stock Market which meet the above eligibility criteria are ranked by market value using closing prices as of the end of October and publicly available total shares outstanding as of the end of November. Index-eligible securities which are already in the Index and which are in the top 150 eligible securities (based on market value) are retained in the Index provided that such security was ranked in the top 100 eligible securities as of the previous ranking review. Securities not meeting such criteria are replaced. The replacement securities chosen are those Index-eligible securities not currently in the Index which have the largest market capitalization.

         Generally, the list of annual additions and deletions is publicly announced via a press release in the early part of December and replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year an Index security is no longer traded on The Nasdaq Stock Market, or is otherwise determined by the Nasdaq to become ineligible for continued inclusion in the Index, the security will be replaced with the largest market capitalization security not currently in the Index and meeting the Index eligibility criteria listed above.

         In addition to the Ranking Review, the securities in the Index are monitored every day by the Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions or other corporate actions. The Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to such changes. If the change in total shares outstanding arising from such corporate action is greater than or equal to 5.0%, such change is made to the Index on the evening prior to the effective date of such corporate action or as soon as practical thereafter. Otherwise, if the change in total shares outstanding is less than 5.0%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December. In either case, the Index share weights for such underlying stocks are adjusted by the same percentage amount by which the total shares outstanding have changed in such Index securities. Ordinarily, whenever there is a change in the Index share weights or a change in a component security included in the Index, the Nasdaq adjusts the divisor to assure that there is no discontinuity in the value of the Index which might otherwise be caused by any such change.

     Rebalancing of the Index

          The Index is calculated under a "modified capitalization-weighted" methodology, which is a hybrid between equal weighting and conventional capitalization weighting. This methodology is expected to: (1) retain in general the economic attributes of capitalization weighting; (2) promote portfolio weight diversification (thereby limiting domination of the Index by a few large stocks); (3) reduce Index performance distortion by preserving the capitalization ranking of companies; and (4) reduce market impact on the smallest Index securities from necessary weight rebalancings.

          Under the methodology employed, on a quarterly basis coinciding with the Nasdaq's quarterly scheduled weight adjustment procedures, the Index securities are categorized as either "Large Stocks" or "Small Stocks" depending on whether their current percentage weights (after taking into account such scheduled weight adjustments due to stock repurchases, secondary offerings or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the Index (i.e., as a 100-stock index, the average percentage weight in the Index is 1.0%).

          Such quarterly examination will result in an Index rebalancing if either one or both of the following two weight distribution requirements are not met: (1) the current weight of the single largest market capitalization Index security must be less than or equal to 24.0% and (2) the "collective weight" of those Index securities whose individual current weights are in excess of 4.5%, when added together, must be less than or equal to 48.0%. In addition, the Nasdaq may conduct a special rebalancing if it is determined necessary to maintain the integrity of the Index.

          If either one or both of these weight distribution requirements are not met upon quarterly review, or the Nasdaq determines that a special rebalancing is required, a weight rebalancing will be performed. First, relating to weight distribution requirement (1) above, if the current weight of the single largest Index security exceeds 24.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the single largest Index security to be set to 20.0%. Second, relating to weight distribution requirement (2) above, for those Index securities whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their "collective weight" exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by just enough for the "collective weight," so adjusted, to be set to 40.0%.

          The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stock's relative ranking among the Small Stocks such that the smaller the Index security in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the Index.

          In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock's relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

          Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) and/or weight distribution requirement (2).

          Then, to complete the rebalancing procedure, once the final percent weights of each of the Index securities are set, the Index share weights will be determined anew based upon the last sale prices and aggregate capitalization of the Index at the close of trading on the Thursday in the week immediately preceding the week of the third Friday in March, June, September and December. Changes to the Index share weights will be made effective after the close of trading on the third Friday in March, June, September and December and an adjustment to the Index divisor will be made to ensure continuity of the Index.

          Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current Index share weights. However, the Nasdaq may from time to time determine rebalanced weights, if necessary, by instead applying the above procedure to the actual current market capitalization of the Index components. In such instances, the Nasdaq would announce the different basis for rebalancing prior to its implementation.

License Agreement

          The Nasdaq Stock Market, Inc. and Merrill Lynch & Co., Inc. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of the right to use the Index in connection with certain securities, including the Notes.

         The license agreement between the Nasdaq and ML&Co. provides that the following language must be stated in this Pricing Supplement:

         "The Notes are not sponsored, endorsed, sold or promoted by, The Nasdaq Stock Market, Inc. (including its affiliates) (the Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes. The Corporations make no representation or warranty, express or implied to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the NASDAQ-100 Index(R) to track general stock market performance. The Corporations' only relationship to ML&Co. is in the licensing of the NASDAQ-100(R), NASDAQ-100 Index(R) , and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the NASDAQ-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to ML&Co. or the Notes. Nasdaq has no obligation to take the needs of ML&Co. or the owners of the Notes into consideration in determining, composing or calculating the NASDAQ-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Notes.

         THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES."

         All disclosures contained in this Pricing Supplement regarding the Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Nasdaq. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of such information.

Historical Data on the Index

         The following table sets forth the month-end closing value of the Index from January 1997 through May 2003. These historical data on the Index are not indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.



                                 1997         1998        1999        2000         2001        2002         2003
                                 ----         ----        ----        ----         ----        ----         ----
January....................      921.55     1,071.13    2,127.19    3,570.05     2,593.00     1,550.17       983.05
February...................      850.46     1,194.13    1,925.28    4,266.94     1,908.32     1,359.22     1,009.74
March......................      797.06     1,220.66    2,106.39    4,397.84     1,573.25     1,452.81     1,018.66
April......................      874.74     1,248.12    2,136.39    3,773.18     1,855.15     1,277.07     1,106.06
May........................      958.85     1,192.07    2,089.70    3,324.08     1,799.89     1,208.34     1,197.89
June.......................      957.30     1,337.34    2,296.77    3,763.79     1,830.19     1,051.41
July.......................    1,107.03     1,377.26    2,270.93    3,609.35     1,683.61       962.11
August.....................    1,074.17     1,140.34    2,396.87    4,077.59     1,469.70       942.38
September..................    1,097.17     1,345.48    2,407.90    3,570.61     1,168.37       832.52
October....................    1,019.62     1,400.52    2,637.44    3,282.30     1,364.78       989.54
November...................    1,050.51     1,557.96    2,966.71    2,506.54     1,596.05     1,116.10
December...................      990.80     1,836.01    3,707.83    2,341.70     1,577.05       984.36


          On June 27, 2003, the Pricing Date, the closing value of the Index was 1,205.25.

          The following graph sets forth the month-end closing values of the Index from January 1997 through May 2003 set forth in the table above. Past movements of the Index are not indicative of future values of the Index.

[THE GRAPH APPEARING HERE SETS FORTH THE MONTH-END CLOSING VALUES OF THE INDEX FROM JANUARY 1997 THROUGH MAY 2003. THE VERTICAL AXIS SHOWS NUMBERS FROM 0 TO 5,000 IN INCREMENTS OF 500. THE HORIZONTAL AXIS SHOWS MONTHS FROM JANUARY 1997 THROUGH MAY 2003.]

          This graph is for historical information only and should not be used or interpreted as a forecast or indication of returns applicable to the Notes.

Adjustments to the Index; Market Disruption Events

          If at any time the Nasdaq changes its method of calculating the Index, or the value of the Index changes, in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the

Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Index in order to arrive at a value of the Index as if it had not been modified, e.g., as if a split had not occurred.

         "Market Disruption Event" means either of the following events, as determined by the calculation agent:

         (a) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the Index or any successor index (without taking into account any extended or after-hours trading session); or

         (b) the suspension of or material limitation on, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange.

         For the purposes of determining whether a Market Disruption Event has occurred:

         (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange; and

         (2) for the purpose of clause (a) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered "material".

         As a result of the terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001, and values of the Index are not available for those dates. These market closures would have constituted Market Disruption Events.

Discontinuance of the Index

         If the Nasdaq discontinues publication of the Index and the Nasdaq or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the calculation agent's notification of any determination to the Trustee and ML&Co., the calculation agent will substitute the successor index as calculated by the Nasdaq or any other entity for the Index and calculate the closing value as described above under "--Payment at Maturity". Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Notes.

         In the event that the Nasdaq discontinues publication of the Index and:

         o    the calculation agent does not select a successor index, or

         o    the successor index is no longer published,

the calculation agent will compute a substitute value for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the successor index or value will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

         If the Nasdaq discontinues publication of the Index and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

         o    the determination of the Ending Value, or

         o a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Ending Value as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

         Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

         In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each $1,000 original public offering price of each unit, will be equal to the amount payable at maturity, calculated as though the date of early repayment were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Note may be limited, under
Section 502(b)(2) of Title 11 of the United States Code, to the original public offering price of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

         In case of default in payment of the Notes, whether at an Interest Payment Date, Call Date, their maturity or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their beneficial owners, at the rate of 1.25% per annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                                  DEPOSITARY

         The Notes will be issued in fully registered book-entry form. As described in the accompanying prospectus supplement, upon issuance, all of the Notes will be represented by one or more fully registered global Notes. Each global Note will be deposited with, or on behalf of, The Depository Trust Company, otherwise known as DTC, or any successor to it (the "depositary"), as depositary, and registered in the name of Cede & Co., DTC's partnership nominee. Unless and until it is exchanged in whole or in part for Notes in definitive form, no global Note may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of its successor. Investors may elect to hold interests in the global Notes through either the depositary, in the United States, or Clearstream, Luxembourg, or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"), if they are participants in these systems, or indirectly through organizations which are participants in these systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their respective depositaries, which in turn will hold interests in customers' securities accounts in the depositaries' names on the books of the depositary.

         Beneficial owners may hold their interests in Notes through Clearstream, Luxembourg or Euroclear only if they are participants in these systems, or indirectly through organizations which are participants in these systems. Clearstream, Luxembourg and Euroclear will hold omnibus positions on behalf of their participants through the facilities of DTC. All securities in Clearstream, Luxembourg or Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

         Payments with respect to the Notes held through Clearstream, Luxembourg or Euroclear will be credited to the cash accounts of Clearstream, Luxembourg participants or Euroclear participants in accordance with the relevant system's rules and procedures, to the extent received by its depositary. See "--DTC Procedures" in the accompanying prospectus supplement.

         Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations ("Clearstream, Luxembourg Participants") and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg Participants through electronic book-entry changes in accounts of Clearstream, Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream, Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg Participant either directly or indirectly.

         Distributions with respect to the Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream, Luxembourg.

         Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

         The Euroclear Operator is the Belgian branch of a New York banking corporation that is a member bank of the Federal Reserve System. It is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

         Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

         All information in this Pricing Supplement on Clearstream, Luxembourg and Euroclear is derived from Clearstream, Luxembourg or Euroclear, as the case may be, and reflects the policies of these organizations; and these policies are subject to change without notice.


                     UNITED STATES FEDERAL INCOME TAXATION

         The following discussion is based upon the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. ("Tax Counsel"). As the law applicable to the U.S. Federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

         As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for U.S. Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. Federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. Federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a
Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

         There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. Federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. Federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of the following components (the "Components"): (i) a debt instrument of ML&Co. (the "Debt Instrument") with a fixed principal amount unconditionally payable on the stated maturity date equal to the principal amount of the Note and bearing stated interest at the stated interest rate for the Note (the "Interest Rate") and (ii) a contract (the "Forward Contract") pursuant to which the holder agrees to use the principal payment due on the Debt Instrument to make a payment to ML&Co. in exchange for the right to receive at maturity a cash payment linked to the value of the Index. In the opinion of Tax Counsel, such characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the "IRS"), will not result in the imposition of penalties. Furthermore, based on ML&Co.'s determination of the relative fair market values of the Components at the time of issuance of the Notes, ML&Co. will assign $1,051.90 of the original issue price of the Notes to the Debt Instrument and will assign $51.90 of the original issue price of the Notes to the Forward Contract. Based upon the foregoing, a U.S. Holder who acquires a Note in connection with the original issuance thereof will be treated as having purchased the Debt Instrument for $1,051.90 and as having received an initial payment (the "Initial Forward Contract Payment") with respect to the Forward Contract in an amount equal to $51.90. The initial payment deemed to have been received by a U.S. Holder with respect to the Forward Contract (i.e., the Initial Forward Contract Payment) should only be taken into account by the U.S. Holder as an additional amount realized with respect to the Forward Contract on the earlier of the sale or other disposition of the Note by the U.S. Holder (including a redemption of the Note if we call the Note prior to maturity) or at maturity. ML&Co.'s allocation of the original issue price will be binding on a U.S. Holder of a Note, unless such U.S. Holder timely and explicitly discloses to the IRS that its allocation is different from ML&Co.'s. The treatment of the Notes described above and ML&Co.'s allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. Federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

         Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. Federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. Federal income tax consequences of an investment in a Note (including alternative characterizations of a Note) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussions are based on the assumption that the treatment and the allocation described above are accepted for U.S. Federal income tax purposes.

Tax Treatment of a Note

          Interest on the Debt Instrument. As described above, the Debt Instrument is treated as bearing interest at a stated rate of 5% per annum (i.e., the Interest Rate). A U.S. Holder will include "qualified stated interest" equal to the stated interest on the Notes in income in accordance with the U.S. Holder's regular method of accounting for U.S. Federal income tax purposes (subject to the bond premium rules). Based on ML&Co.'s determination set forth above, the U.S. Holder's tax basis in the Debt Instrument will initially be $1,051.90.

         Settlement of the Forward Contract. Upon the final settlement of the Forward Contract on the maturity date, a U.S. Holder would be deemed to have applied an amount (the "Forward Contract Payment Amount") equal to the principal amount of the Debt Instrument less the Initial Forward Contract Payment toward the right to receive the cash payment linked to the value of the Index, and such U.S. Holder should recognize gain or loss with respect to the cash received upon the final settlement of the Forward Contract. In particular, the amount of such gain or loss would be equal to the difference, if any, between (i) the amount of cash received upon the final settlement of the Forward Contract (i.e., the payment received on the stated maturity date) and (ii) the Forward Contract Payment Amount. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination or judicial ruling), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will generally be long-term capital gain or loss, as the case may be, if the U.S. Holder held the Note for more than one year at maturity.

Sale, Exchange or Redemption of the Notes

          Upon a sale, exchange or redemption of a Note prior to the maturity of the Note, a U.S. Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange or redemption (as allocated among the Components in accordance with their relative fair market values) and such U.S. Holder's tax basis in the Components deemed so sold, exchanged or redeemed. Any such gain or loss would generally be long-term or short-term capital gain or loss (depending on the U.S. Holder's holding period for the Note). For these purposes, the amount realized does not include any amount attributable to accrued interest on the Debt Instrument, which would be taxed as described under "Tax Treatment of a Note--Interest on the Debt Instrument" above.

Premium

         If a U.S. Holder purchases the Debt Instrument for an amount that is greater than the sum of all amounts payable on the Debt Instrument after the purchase date other than payments of qualified stated interest (i.e., the principal amount), such U.S. Holder will be considered to have purchased the Debt Instrument with "amortizable bond premium" equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Debt Instrument and may offset interest otherwise required to be included in respect of the Debt Instrument during any taxable year by the amortized amount of such excess for the taxable year. However, since the Notes may be optionally called by ML&Co. on or after June 28, 2004, special rules would apply which could possibly result in a deferral of the amortization of some bond premium until later in the term of the Debt Instrument. U.S. Holders are urged to consult their own tax advisors regarding the application of these special rules. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Possible Alternative Tax Treatments of an Investment in a Note

         Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. Federal income tax consequences of owning a Note under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations").

         ML&Co. will take the position that the Contingent Payment Regulations do not apply to the Notes. If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue as original issue discount, subject to the adjustments described below, income at a "comparable yield" on the issue price, regardless of the U.S. Holder's usual method of accounting for U.S. Federal income tax purposes. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts (including upon receipt of the Deliverable Shares at maturity). Furthermore, any gain realized with respect to a Note would generally be treated as ordinary income, and any loss realized would generally be treated as ordinary loss to the extent of the U.S. Holder's prior ordinary income inclusions (which were not previously reversed) with respect to the Note.

         Even if the Contingent Payment Regulations do not apply to the Notes, other alternative U.S. Federal income tax characterizations or treatments of the Notes are also possible, which may also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. Federal income tax consequences of an investment in a Note.

Constructive Ownership Law

         Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code") treats a taxpayer owning certain types of derivative positions in property as having "constructive ownership" of that property, with the result that all or a portion of any long-term capital gain recognized by such taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to a Note. If Section 1260 of the Code were to apply to a Note in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by such U.S. Holder on the sale, exchange, redemption or maturity of a Note (or upon the sale of any Deliverable Shares received thereon) as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any such gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Non-U.S. Holders

         In the case of a non-U.S. Holder, ML&Co. intends to withhold applicable United States withholding taxes at a rate of 30% on payments of interest made with respect to the Notes subject to reduction by applicable treaty or upon the receipt of a Form W-8ECI from a non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to U.S. Federal income tax if (i) such gain is not effectively connected with a United States trade or business of such non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition and such individual does not have a "tax home" (as defined for U.S. Federal income tax purposes) in the United States.

Backup Withholding and Information Reporting

         A beneficial owner of a Note may be subject to information reporting with respect to certain amounts paid to the beneficial owner. A beneficial owner of a Note may also be subject to backup withholding at the applicable statutory rate of U.S. Federal income tax on certain amounts paid to the beneficial owner unless such beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

         Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's U.S. Federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

         Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the "Code").

         Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or
Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

         The acquisition of the Notes by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

         (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

         (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

         (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

         (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

         (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

         The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

         Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.


                             Plan of Distribution

         As described in the "The Plan of Distribution" in the attached Prospectus Supplement, MLPF&S is purchasing the Notes, as principal, from ML&Co., for resale through an affiliate to dealers that will resell the Notes to investors and other purchasers at the Issue Price set forth on the cover of this Pricing Supplement. After the initial public offering, the Issue Price may be changed.

                                    ANNEX A

Call Price Calculation Methodology

         The Call Price is the amount of cash, per Note, that when discounted from the Call Date to the original issue date by a discount factor based on the annual yield to call of 9% and when added to the present value of all interest payments made through and including the applicable Call Date discounted to the original issue date by that same discount factor, will equal the original issue price.

         As an example, the following steps describe the calculation of the Call Price for April 29, 2005:
         o First, the sum of the present values on the original issue date of all interest payments made (assuming a discount factor based on the annual yield to call of 9%) on the Notes through and including the applicable Call Date is calculated. For a more detailed description of this calculation, please see the table below.

         The following table illustrates, for the scheduled interest payment dates and the scheduled Call Date listed, the:
        (a) amount of interest payable (computed on the basis of a 360-day year of twelve 30-day months) on the applicable date;
        (b) years from the original issue date to the applicable interest payment date (computed on the basis of a 360-day year of twelve 30-day months);
        (c) discount factor(1) based upon the annual yield to call of 9%;
        (d) present value at the original issue date of the interest payments; and
        (e) the sum of the present values of all interest payments discounted to the original issue date.


                                                       Years              Discount
                                                       From               Factor(1)         Present Value at
                                   Interest          Original               Based            Original Issue
                                    Amount             Issue               on the           Date of Interest
             Date(2)               Payable              Date            Yield to Call           Payments(3)
             -------               -------           --------           -------------       ---------------
    June 27, 2003                    --              0.000000            1.000000                 --
    September 27, 2003            $11.666667         0.233333            0.980093              $11.434415
    December 27, 2003             $12.500000         0.483333            0.959203              $11.990037
    March 27, 2004                $12.500000         0.733333            0.938759              $11.734482
    June 27, 2004                 $12.500000         0.983333            0.918750              $11.484373
    September 27, 2004            $12.500000         1.233333            0.899168              $11.239595
    December 27, 2004             $12.500000         1.483333            0.880003              $11.000034
    March 27, 2005                $12.500000         1.733333            0.861246              $10.765580
    April 29, 2005                $ 4.444444         1.822222            0.854674              $ 3.798552
                                                                                               ----------
    Sum of the present values of all interest payments:                                        $83.447068
                                                                                               ==========



       o Next, the sum of the present values of the interest payments is subtracted from the original issue price to produce the present value of the Call Price on the original issue date:
            $1,000.00--$83.4447068= $916.552932.
       o Finally, the present value of the Call Price is divided by the applicable discount factor(1) and rounded to the fourth decimal place, the quotient being the present value of the Call Price payable on the applicable Call Date:

                $916.552932   = $1,072.4004(the Call Price)
                -----------
                  0.854674

(1) The discount factor is equal to [OBJECT OMITTED]where X is the number of years from the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually).
(2) The dates in this column reflect the original issue date, the scheduled interest payment dates and April 29, 2005, the Call Date used in calculating this example. If a scheduled interest payment date falls on a day that is not a Business Day, payment will be made on the following Business Day, however, the present values of the interest payments will be calculated assuming each payment is made on the calendar day scheduled for that payment.
(3) The present values in this column represent the product of the applicable interest payment amount and the corresponding discount factor. Due to rounding, the numbers in this column may not equal the sum of the present values of all interest payments.